SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission File Number: 1-10777

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Ambac Financial Group, Inc.

Savings Incentive Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Ambac Financial Group, Inc.

One State Street Plaza

New York, New York 10004

AMBAC FINANCIAL GROUP, INC.

SAVINGS INCENTIVE PLAN

Financial Statements and Supplemental Schedule

December 31, 2007 and 2006

(With Report of Independent Registered Public Accounting Firm Thereon)

Ambac Financial Group, Inc.

Savings Incentive Plan

Report of Independent Registered Public Accounting Firm

The Administrator

Ambac Financial Group, Inc. Savings Incentive Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Ambac Financial Group, Inc. Savings Incentive Plan (the Plan) as of December 31, 2007 and 2006, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits as of December 31, 2007 and 2006, and the changes in net assets available for plan benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2007 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

New York, New York

June 25, 2008

Ambac Financial Group, Inc.

Savings Incentive Plan

Statements of Net Assets Available for Plan Benefits

December 31, 2007 and 2006

	2007	2006
Assets:
Investments, at fair value (see note 3):
Ambac Financial Group, Inc. Stock Fund	$11,360,423	$23,526,585
Mutual funds	70,849,639	61,644,420
Loans to participants	837,809	760,415

Total investments	83,047,871	85,931,420

Receivables:
Employer contributions receivable (see note 1(b))	2,670,804	2,213,598
Participant contributions receivable	177,186	169,915

Total receivables	2,847,990	2,383,513

Net assets available for plan benefits	$85,895,861	$88,314,933

See Accompanying Notes to the Financial Statements

Ambac Financial Group, Inc.

Savings Incentive Plan

Statements of Changes in Net Assets Available for Plan Benefits

For the years ended December 31, 2007 and 2006

	2007	2006
Additions to net assets attributed to:
Contributions:
Employer contributions	$4,544,939	$3,067,836
Participant contributions	3,453,195	3,103,009
Rollovers	10,210,774	799,068

Total contributions	18,208,908	6,969,913

Investment Income:
Dividends	4,932,367	3,089,844
Interest on participant loans	52,127	44,675
Net (depreciation) appreciation in fair value of investments (see note 3)	(21,202,576)	7,057,341

Total investment (loss) income	(16,218,082)	10,191,860

Total additions	1,990,826	17,161,773

Deductions from net assets attributed to:
Benefit payments	4,404,855	4,300,078
Administrative expenses	5,043	1,419

Total deductions	4,409,898	4,301,497

Net (decrease) increase	(2,419,072)	12,860,276
Net assets available for plan benefits:
Beginning of year	88,314,933	75,454,657

End of year	$85,895,861	$88,314,933

See Accompanying Notes to the Financial Statements

AMBAC FINANCIAL GROUP, INC.

SAVINGS INCENTIVE PLAN

Notes to Financial Statements

December 31, 2007 and 2006

(1)	Description of the Plan

The following description of the Ambac Financial Group, Inc. Savings Incentive Plan (the “Plan”) provides only general information. Participants should refer to the Summary Plan Description or Plan document for more complete information of the Plan’s provisions.

(a)	General

The Plan is a defined contribution plan covering all regular employees of Ambac Financial Group, Inc. (“Ambac”) who have completed at least six months of service in which the employee is credited with at least 500 hours of service. Ambac is the Plan sponsor. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

The Plan is a program designed to encourage long-term savings by eligible employees of Ambac. These savings are achieved through a systematic program of salary deferrals. The employee’s salary is reduced by the amount elected to be saved on a pre-tax basis. The pre-tax “deferred” part of the employee’s salary is not taxable to the employee until distribution, unless such distribution is to another eligible retirement plan.

(b)	Contributions

Each participant in the Plan directs Ambac to defer on a pre-tax basis a certain percentage of his or her compensation. Employee contributions are accrued when deducted from employee pay and are invested after receipt by the trustee. Eligible participants age 50 or over may also elect additional catch-up contributions subject to the dollar limits in the Economic Growth and Tax Relief Reconciliation Act (“EGTRRA”) of 2001. These catch-up contributions are not matched by Ambac. Employees may contribute to the Plan up to 20% of base compensation. The maximum annual contribution is $15,500 for 2007 and $15,000 for 2006. Ambac makes an employer matching contribution of 100% of the employee’s contributions up to 6% of such participants’ base compensation, subject to limits set by the Internal Revenue Code. Ambac may also make a Basic Profit Sharing contribution of 3% of base compensation and a Supplemental Profit Sharing contribution of an additional 3% of base compensation in the subsequent year to eligible employees. Additionally, Ambac may make a Discretionary Profit Sharing contribution equal to an amount determined by Ambac, in its sole discretion, for the taxable year with or within which the applicable Plan year ends. In 2008 and 2007, Ambac made a $2,559,465 and $2,161,131 contribution for its Basic and Supplemental Profit Sharing Contribution for 2007 and 2006, respectively. All contributions are invested as directed by the participant.

AMBAC FINANCIAL GROUP, INC.

SAVINGS INCENTIVE PLAN

Notes to Financial Statements

December 31, 2007 and 2006

(1), Continued

During 2006, the Compensation Committee of the Board of Directors of Ambac approved an amendment to the Ambac Pension Plan that terminated the Pension Plan effective December 31, 2006. Participants of the Pension Plan were offered several different methods to receive their vested benefit, one of which included rolling the amount into their Saving Incentive Plan’s account.

(c)	Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocation of (a) Ambac’s contributions, and (b) Plan earnings or losses. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

(d)	Vesting

Participants are immediately vested in all contributions plus actual earnings or losses thereon.

(e)	Payments of Benefits

On termination of employment, retirement, total and permanent disability, or death, a participant or participant’s beneficiary may elect to receive an immediate lump-sum amount equal to the value of his or her account, or may elect to defer receipt of such lump sum payment until such participant attains the age of 70 1/2. If the participant’s amount is less than $5,000, a lump sum distribution is made following termination of employment.

(f)	Participant Loans

Participants may borrow, subject to limitations relative to prior loans, up to one-half of their vested account balances, but not to exceed $50,000. The minimum loan amount is $500. The loan will bear a fixed rate of interest as determined by the Plan Administrative Committee. Participants may have up to three outstanding loans at any one time. Repayment of the loan shall be made through payroll deductions over a term not to exceed five years. However, if the loan is used to acquire a principal residence, the term of the loan may be for up to 15 years. All outstanding loans shall be due and payable at the time of any distribution of all or any portion of the value of a participant’s account.

AMBAC FINANCIAL GROUP, INC.

SAVINGS INCENTIVE PLAN

Notes to Financial Statements

December 31, 2007 and 2006

(2)	Summary of Significant Accounting Policies

The following are the significant accounting policies followed by the Plan:

(a)	Basis of Accounting and Use of Estimates

The financial statements of the Plan are prepared under the accrual method of accounting. The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, as well as disclosures of contingent assets and liabilities. Actual results could differ from those estimates and assumptions.

(b)	Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Shares of registered investment companies (mutual funds) are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. The Ambac Financial Group, Inc. Stock Fund is valued at its year-end unit closing price. The Ambac Financial Group, Inc. Stock Fund consists of Ambac Financial Group, Inc. common stock as well as small amounts of cash. The Ambac Financial Group, Inc. common stock in the stock fund is valued using quoted market prices. Participant loans are valued at cost which approximates fair value. Purchases and sales of investments are recorded on a trade date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.

(c)	Plan Expenses

It is Ambac’s present practice to pay routine administrative, accounting, legal and investment advisory expenses of the Plan.

(d)	Payment of Benefits

Benefits are recorded when paid.

(e)	Risks and Uncertainties

The Plan offers a number of investment options including the Ambac Financial Group, Inc. Stock Fund and a variety of mutual funds. The investment funds consist of U.S. equities, international equities, and fixed income securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonable to expect that changes in the

AMBAC FINANCIAL GROUP, INC.

SAVINGS INCENTIVE PLAN

Notes to Financial Statements

December 31, 2007 and 2006

(2), Continued

values of investment securities will occur in the near term and that such changes could materially affect participant account balances.

The Plan’s exposure to a concentration of credit risk is limited by the diversification of investments across all fund elections. Additionally, the investments within each fund election are further diversified into varied financial instruments, with the exception of the Ambac Financial Group, Inc. Stock Fund, which principally invests in the securities of a single issuer. The Ambac Financial Group, Inc. Stock Fund was impacted by the decline in the share price of Ambac. This decline was a result of residential mortgage-backed exposures and other financial market disruption-related losses. Ambac’s stock price has continued to decline during 2008. Participant’s abilities to make decisions in investment activities in the Ambac Financial Group, Inc. Stock Fund are suspended during the “black-out” periods that are part of Ambac’s procedures designed to avoid violations of applicable securities laws.

(f)	Adoption of New Accounting Pronouncement

Effective January 1, 2007, the Plan adopted Financial Accounting Standards Board (“FASB”) Interpretation No. 48 (“FIN 48”), Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109, Accounting for Income Taxes. FIN 48 establishes financial accounting and disclosure requirements for recognition and measurement of tax positions taken or expected to be taken on an income tax return. The adoption of FIN 48 had no impact on the Plan’s net assets available for plan benefits as of December 31, 2007 or changes of net assets available for plan benefits for the year then ended.

(g)	New Accounting Standard

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements (“FAS 157”). FAS 157 defines fair value, establishes a framework for measuring fair value, and expands disclosure about fair value measurements. It applies to other pronouncements that require or permit fair value but does not require any new fair value measurements. FAS 157 is effective for fiscal years beginning after November 15, 2007. Ambac does not expect the provisions of FAS 157 to have a material effect on the Plan’s financial statements.

AMBAC FINANCIAL GROUP, INC.

SAVINGS INCENTIVE PLAN

Notes to Financial Statements

December 31, 2007 and 2006

(3)	Investments

The following investments represent 5 percent or more of the Plan’s net assets.

	2007	2006
Ambac Financial Group, Inc. Stock Fund	$11,360,423	$23,526,585
Vanguard International Growth Mutual Fund	10,116,233	7,915,990
Vanguard Prime Money Market Mutual Fund	8,837,890	6,211,961
Vanguard 500 Index Mutual Fund	8,543,247	7,948,376
Vanguard Growth & Income Mutual Fund	7,824,080	7,695,804
Vanguard Windsor II Mutual Fund	6,197,167	6,793,385
Vanguard Explorer Mutual Fund	—	4,981,764
Vanguard U.S. Growth Mutual Fund	—	4,456,077

The net (depreciation) appreciation of investments (including gains and losses on investments bought and sold, as well as held) for the years ended December 31, 2007 and 2006 is as follows:

	2007	2006
Ambac Financial Group, Inc. Stock Fund	$(20,190,049)	$3,239,910
Mutual Funds	(1,012,527)	3,817,431

Total	$(21,202,576)	$7,057,341

(4)	Income Tax Status

The Internal Revenue Service has determined and informed Ambac by a letter dated December 7, 2007 that the Plan, and related trust are designed in accordance with applicable sections of the Internal Revenue Code. Although the Plan has been amended since receiving the determination letter, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code.

AMBAC FINANCIAL GROUP, INC.

SAVINGS INCENTIVE PLAN

Notes to Financial Statements

December 31, 2007 and 2006

(5)	Plan Termination

Although it has not expressed any intention to do so, Ambac has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event the Plan was terminated, the net assets of the Plan would be allocated as prescribed by ERISA and its related regulations, generally to provide benefits, after all expenses, to the participants and beneficiaries of the Plan.

(6)	Related Party Transactions

Certain Plan investments are shares of mutual funds managed by an affiliate of Vanguard Fiduciary Trust Company (“Vanguard”). Vanguard is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

Schedule 1

Ambac Financial Group, Inc.

Savings Incentive Plan

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2007

Identity of Issue	Description	Current Value

* Ambac Financial Group, Inc. Stock Fund	Common Stock Fund; 472,841 shares at cost of $19,453,589	$11,360,423

* Vanguard International Growth Mutual Fund	Mutual Fund; 407,584 shares	10,116,233
* Vanguard Prime Money Market Mutual Fund	Mutual Fund; 8,837,890 shares	8,837,890
* Vanguard 500 Index Mutual Fund	Mutual Fund; 63,213 shares	8,543,247
* Vanguard Growth & Income Mutual Fund	Mutual Fund; 244,350 shares	7,824,080
* Vanguard Windsor II Mutual Fund	Mutual Fund; 198,246 shares	6,197,167
* Vanguard U.S. Growth Mutual Fund	Mutual Fund; 192,052 shares	3,823,758
* Vanguard Wellington Mutual Fund	Mutual Fund; 108,888 shares	3,551,940
* Vanguard Explorer Mutual Fund	Mutual Fund; 49,488 shares	3,523,018
* Vanguard Inflation-Protected Securities Mutual Fund	Mutual Fund; 258,679 shares	3,220,558
* Vanguard Long-Term Investment Grade	Mutual Fund; 293,324 shares	2,657,516
* Vanguard Total Bond Market Index Mutual Fund	Mutual Fund; 253,366 shares	2,574,197
* Vanguard REIT Index Mutual Fund	Mutual Fund; 73,040 shares	1,493,677
* Vanguard GNMA Mutual Fund	Mutual Fund; 123,649 shares	1,282,240
* Vanguard Morgan Growth Investment Mutual Fund	Mutual Fund; 55,245 shares	1,079,481
* Vanguard Target Retirement 2025 Mutual Fund	Mutual Fund; 75,541 shares	1,036,419
* Vanguard LifeStrategy Growth Mutual Fund	Mutual Fund; 30,293 shares	759,444
* Vanguard Short-term Bond Index Mutual Fund	Mutual Fund; 60,633 shares	614,215
* Vanguard Target Retirement 2020 Mutual Fund	Mutual Fund; 21,093 shares	495,046
* Vanguard Target Retirement 2005 Mutual Fund	Mutual Fund; 36,834 shares	442,746
* Vanguard International Value Mutual Fund	Mutual Fund; 10,231 shares	429,497
* Vanguard Target Retirement 2040 Mutual Fund	Mutual Fund; 17,614 shares	418,687
* Vanguard Target Retirement 2030 Mutual Fund	Mutual Fund; 15,842 shares	377,993
* Vanguard LifeStrategy Conservative Growth Mutual Fund	Mutual Fund; 19,613 shares	336,165
* Vanguard Target Retirement 2015 Mutual Fund	Mutual Fund; 25,005 shares	326,564
* Vanguard LifeStrategy Moderate Growth Mutual Fund	Mutual Fund; 12,763 shares	270,700
* Vanguard Target Retirement 2035 Mutual Fund	Mutual Fund; 13,773 shares	201,364
* Vanguard Calvert Social Index Mutual Fund	Mutual Fund; 15,274 shares	135,324
* Vanguard LifeStrategy Income Mutual Fund	Mutual Fund; 8,484 shares	120,807
* Vanguard Target Retirement 2045 Mutual Fund	Mutual Fund; 4,304 shares	64,953
* Vanguard Target Retirement Income Mutual Fund	Mutual Fund; 5,784 shares	64,376
* Vanguard Target Retirement 2050 Mutual Fund	Mutual Fund; 831 shares	19,840
* Vanguard Target Retirement 2010 Mutual Fund	Mutual Fund; 455 shares	10,497

* Participant Loans	90 participants loans (Interest rate range 5.00% to 10.5%)	837,809

		$83,047,871

* party-in-interest as defined by ERISA

See accompanying report of Independent Registered Public Accounting Firm

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administrator the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Ambac Financial Group, Inc. Savings Incentive Plan

Dated: June 27, 2008	By:	/s/ Sean T. Leonard
Sean T. Leonard Senior Vice President and Chief Financial Officer

Dated: June 27, 2008	By:	/s/ Gregg L. Bienstock
Gregg L. Bienstock, Esq. Senior Vice President, Chief Administrative Officer and Employment Counsel Plan Administrator

EXHIBIT INDEX

Exhibit Number	Document

23.1	Consent of Independent Registered Public Accounting Firm.